Filed by Bruker Daltonics Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Bruker AXS Inc.
Commission File No.: 000-33357

         Bruker Daltonics Inc.
Bruker AXS Inc.
Merger Announcement Conference Call
April 7, 2003
10:00 a.m. ET

OPERATOR: Good day ladies and gentlemen, and welcome to the Bruker Daltonics and Bruker AXS merger conference call. At this time, all lines are in listen-only mode. My name is George and I will be your coordinator. If at anytime during this call, you should require operator assistance, please key star zero on your touchtone phone, and we will be happy to assist you. As a reminder, this call is being recorded for replay purposes. I would now like to turn the program over to your host for today's call Mr. John Hulburt, CFO of Bruker Daltonics. Please proceed.

JOHN HULBURT, CFO TREASURER, BRUKER DALTONICS INC.: Thank you. Good morning everyone. I'm John Hulburt, Chief Financial Officer of Bruker Daltonics and post-merger, also the designated Director of Audit and SEC compliance of the planned combined parent company Bruker BioSciences. On behalf of the management teams of Bruker Daltonics and Bruker AXS, I would like to welcome you all to this morning's conference call to announce the signing of our definitive merger agreement to form a new company Bruker BioSciences Corporation. I'm currently here with Frank Laukien, President and CEO of Bruker Daltonics; Martin Haase, President and CEO of Bruker AXS; and Laura Francis, the CFO of Bruker AXS. Our intention today is to expand on the information that you have already seen earlier this morning in our joint press release concerning the announcement of our merger agreement.

Before we begin our discussion, I would like to review the Safe Harbor Statements for both our companies. Any statements contained in this conference call that do not describe historical facts may constitute forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risk and uncertainties. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, risk and uncertainties relating to the company's re-organization strategies, integration risk, failure of conditions, technological approaches, product development, market acceptance, cost and pricing of the company's products, changes in governmental regulations, capital spending and government funding policies, FDA and other regulatory approvals to the extent applicable, competition, the intellectual property of others, patent protection and litigation. Further, we encourage each of you to read the risk factors described in the Bruker Daltonics and Bruker AXS' 10-K reports filed with the Securities and Exchange commission for the year ended December 31, 2002 for an understanding of the factors that may affect the company's businesses and future results. Finally, Bruker Daltonics and Bruker AXS intend to file joint proxy materials in a prospectus with the SEC in conjunction with the merger. This document will be mailed to our shareholders and be available on the company website. We urge you to read these materials when they become available because they will provide important information about Bruker Daltonics and Bruker AXS and the merger.

First I'll briefly review the terms of the merger. Under the agreement Bruker AXS will merge into Bruker Daltonics. After the closing of the transaction, Bruker Daltonics expects to change its name to Bruker BioSciences Corporation and trade under the ticker symbol BRKR. The plan of the merger provides that each outstanding share of Bruker AXS common stock will be converted into the right to receive either 0.63 shares of Bruker Daltonics common stock or at the election of each Bruker AXS shareholder other than certain stockholders who have already agreed to take only stock, consideration designed to be of equivalent value payable 75% in Bruker Daltonics common stock and 25% in cash. The exchange ratio of 0.63 reflects a premium of 27.3% to the average ratio implied by the closing stock prices for Bruker Daltonics and Bruker AXS for the last month. Based on the Bruker Daltonics closing stock price of $2.95 last Friday on April 4, 2003, the transaction implies a value of a $1.86 per Bruker AXS share and approximately $103.6m on a fully diluted basis. The transaction is expected to qualify as a tax-free reorganization in the United States. The rationale for the 75/25 split is to allow two out of the five majority shareholders, the ability to cover the payment for German capital staying taxes that will become due as a result of this merger. The other three-majority shareholders who were US taxpayers have already elected to take only stock as part of the transaction. So, without further-any further delay I'd like to introduce Martin Haase, President and CEO of Bruker AXS and who post merger also is the designated Senior Vice President of the plan combined parent company Bruker BioSciences.

MARTIN HAASE, PRESIDENT AND CEO, BRUKER AXS INC.: Thanks John. Before I want to talk about opportunities let me go back a little bit in history. Back in 1997, when Bruker AXS was a small, easy to overlook $50m division of Siemens, the decision was made to spin out the analytical x-ray business. We look for a partner that would help us to recognize the endurance of opportunity within our business. At that time we found Bruker AXS had become an affiliate of the Bruker company. After the acquisition by Bruker we are encouraged to invest in the business that included doubling R&D investments from 5% to 10% of revenues, creating global sales and service, acquiring new businesses and building infrastructure to support long-term growth. That investment has paid off. Since that time Bruker AXS has more than doubled sales, reaching over $100m last year. With faint market share and also significant areas of our business including life science, material research as well as lab and product automation. In addition, we continue to strive to improve our operational efficiency. For example, with improved gross margins of approximately 10% since 1997 and continued debt expense in 2002 with an increase of 130 basis points. We now are in a position to leverage our investments to significantly improve our bottom line, and Bruker AXS turned the corner on cash flow in fourth quarter of 2002 by generating $4.7m operating cash and $2.9m of free cash flow.

Despite of all of this good news, we think we can even do better for our shareholders. Some of the opportunities presented by this merger are, first—a much stronger proteomics platform for the combined companies, second—a greater breadth of product line, third—more diversified revenue and earnings stream, fourth—the stronger currency to pursue strategic activities including acquisitions, fifth—synergistic R&D programs, and financial synergies, and finally increase liquidity and potential for share price appreciation.

I would now like to turn over the call to Frank Laukien, the designated President and CEO of the new company to talk about additional opportunities for Bruker BioSciences Corporation.

FRANK LAUKIEN, CHAIRMAN PRESIDENT AND CEO, BRUKER DALTONICS: Thank you Martin and good morning everyone. As Martin indicated, we've liked the Bruker AXS business model and its opportunities for a long time. Recently, we came to the conclusion that the combination of the two companies would provide superior benefits to the shareholders of both companies when compared to the two standalone entities. Bruker BioSciencs Corporation will have improved liquidity and market cap characteristics for investors. The combined company in fact will become one of the few mid-cap companies, if you want to call that, call them that, in the life science instrumentation space, which we believe will be more appealing to investors. And the new company will have the opportunity to capitalize on its stronger acquisition currency providing us with the ability to become a more formidable, yet still selective acquirer in our sector. In addition to shareholder value considerations, there are strong business reasons for the merger. As providers of enabling tools for life sciences research, both Bruker AXS and Bruker Daltonics are poised to benefit from similar growth drivers. The combination creates a strong and completely unique player in the rapidly growing proteomics market. Both Bruker AXS and Bruker Daltonics have products that interest—that address important aspects of the proteomic research continuum, which could be bundled to provide a more comprehensive and unique solution. For example, Bruker Daltonics mass spectrometry products are critical tools in large-scale research and expression proteomics or clinical proteomics, where we isolate, identify, characterize proteins and so on.

On the other hand Bruker AXS, x-ray crystallography products are used further downstream in the proteomics research process. For instance in targets validation, if you are a biotech or pharmaceutical company, or generally in the structural determination of specific proteins or their complexes. In addition, while Bruker AXS has been able to earn a solid number two position in the structural proteomics market as an independent company, we hope that Bruker AXS can use the Bruker Daltonics' installed base to accelerate penetration of the larger labs and potentially advance into the number one position in the structural proteomics sub-phase.

There are also other collaborative revenue synergies. Despite separate sales forces, which we intend to maintain so that it makes sense, our sizable installed bases of customers could be mutually leveraged to accelerate revenue growth. Bruker AXS has an installed base of over 5,000 customers and over 7,000 systems. Bruker Daltonics, being the younger company, has placed more than 2,500 systems in close to 1,000 labs worldwide. Both of our companies see an opportunity to cross sell each other's instruments. Our strong presence in the life sciences market could be utilized to drive sales of Bruker AXS product into the life sciences. Conversely Bruker AXS non-life science customers include material, semiconductor, petrochemical, chemical companies and so on into which Bruker Daltonics Mass Spect systems can potentially be sold. The combination of the two companies will also create a larger base of recurring revenue that will enhance our visibility. After-market revenue accounts for approximately 25% of Bruker AXS revenue and offers a reasonably reliable, less cyclical revenue source with good margin. Overall, I believe such diversification of our revenue base is a positive. Bruker AXS has a broad technology platform and customer base, and Bruker AXS's materials research business is quite an attractive complement to our life science systems focus.

Finally, the merger provides product and financial synergies. Bruker BioSciences Corporation will have a wider breadth of products with leadership positions in several applications. In the life sciences, Bruker AXS is number one in small molecule organic or inorganic structural characterization, and already number two in structural proteomics. In materials research, Bruker AXS has established a solid leadership position in x-ray diffraction system. On the other hand, Bruker Daltonics brings significant market share and growth momentum in the life science mass spectrometry market, as well as in substance detection or defense applications. As Martin previously mentioned, both companies have a significant commitment to organic growth and R&D programs. Bruker AXS invests about 10% of its revenue in R&D and has generated a very solid pipeline of innovative products. Bruker Daltonics has historically has invested approximately 20% of its revenue in R&D, and continued to innovate in the Mass Spect market as shown at the recent [Inaudible] conference for instance. There is potential for both of our companies for synergistic R&D program, particularly in drug discovery and development. For example, protein research applications are expected to drive growth for Bruker AXS as x-ray systems become increasingly utilized in protein structure determination. Bruker AXS is likely to concentrate on automated high [Inaudible] platform for large molecules structural analysis. Bruker Daltonics expertise in this area should be leveraged, could be leveraged along with existing strategic relationships like with companies like Affinium Pharmaceuticals or GE Pharmetics (ph) who use both of our technologies.

Finally, the merger creates the opportunity to improve operating margins through potential cost savings. Looking at public company costs alone, we estimate that we can save $1.5m to $2m per year through the combination. There are additional financial synergies that Laura Francis will explain in a moment. So, at this point I would like to have Laura Francis, the CFO of Bruker AXS and designated Chief Financial Officer of Bruker BioSciences speak to you about the financial aspects of the merger followed by some short summary remarks. Laura please.

LAURA FRANCIS, CFO, BRUKER AXS: Thanks and good morning everyone. This combination is compelling not only from a customer and strategic perspective, but also from a financial and shareholder value point of view. With this combination we create a company with even more growth opportunities on the top and bottom line than has been experienced by our individual companies.

There are five areas of additional value creation for shareholders as part of this merger that we have identified. First, there's the increase in scale as discussed previously; we believe that the increased size of the company will be appealing to our customers, as well as our investors. Second, we anticipate cost synergies from the merger. We have an immediate opportunity to reduce costs by eliminating duplicate public company cost from insurance, legal, audit, filings, and other expenses that are currently incurred by both companies. In addition, we've identified opportunities to streamline processes in a wide variety of support functions including administration, accounting, IT, HR, corporate marketing, and procurement. These synergies will begin to phase in beginning in 2004 and grow to $2m to $4m by 2005. Third, we expect revenue synergies from cross selling in major markets, as well as from improved international distribution. In 2005, we're targeting an additional $5m to $10m of revenue synergies that should contribute an additional $2m to $4m to our EBITDA. Four, this is an accretive merger. We expect greater than 10% accretion to Bruker Daltonics' EPS in 2004, or the first full year for Bruker BioSciences. In addition, we do not expect the merger to be dilutive to EPS before special charges in 2003. Please note that our GAAP earnings will be lower due to the impact of transaction costs. In addition, it's likely that Bruker BioSciences will incur an in-process R&D charge as part of the merger. Fifth, Bruker BioSciences will be in a strong cash position. In terms of cash, the combined entity after the closing of the merger should have $75m to $85m of total cash. This assumes that the company saves between $15m to $25m in cash considerations to Bruker AXS shareholders. It also includes transaction costs. Moreover, we project that Bruker BioSciences will generate greater than $15m in cash flow from operations minus capital expenditures in 2003. All of this will result in real and significant value creation as we bring the companies together. I'll now turn the discussion back to Frank for some closing comments.

FRANK LAUKIEN: Okay. Before we open it up to your questions, let me make two final comments. First, we've talked a lot about the benefits of this merger to our customers and shareholders, and we think those benefits are significant. But, we believe our partners and employees will benefit as well, in particular, our employees will be working for a stronger company that provides more opportunities for improvements and advancements. Second, we believe that we will have a smooth transition because our companies share a common business model and a common set of values. We understand each other and have similar corporate cultures and have established a spirit of cooperation over the last few years. I think, those are important issues to consider as one looks at any merger. Overall, we believe this merger is going to be very positive for both companies, their customers, employees, and shareholders. We expect to benefit from the larger scale, in both our corporate marketing to customers, particularly to larger industrial accounts, while also gaining more critical mass for the capital market. On the other hand, we will maintain our formula of strong entrepreneurial operating companies that hopefully can grow even faster in terms of revenue, market share, and of course their respective profitability as part of a larger merged entity. So with those initial remarks that were somewhat more detail. We are open for your questions, please.

OPERATOR: Ladies and gentlemen, this is your question and answer session. If you have a question or comment please key star one on your touchtone phone. If you wish to withdraw your question please key star two. Questions will be taken in the order they are received. Once again star one for questions. And your first question comes from David Cohen (ph) of Farallon. Please go ahead.

DAVID COHEN, ANALYST, FARALLON: Good morning, really just congratulations first of all. I think this is great news and definitely the right way to be going given the way the world views scale, for this business—so that's great.

LAURA FRANCIS: Thank you.

DAVID COHEN: I had a few questions, well one is I did not quite get, who was going to take cash. Is the cash available for all shareholders, and two of the five family shareholders have already said they are going to get cash, is that correct?

LAURA FRANCIS: Yes, the 25% is available to all shareholders of Bruker AXS specifically, and two of the five majority shareholders will be taking cash for German tax reasons. The other three have already agreed that they will not take cash, only stock for this transaction.

DAVID COHEN: And how does the value get worked on how much cash was there an averaging period?

LAURA FRANCIS: The cash will be determined at the time of closing and so that's why we actually had to provide a range. In addition it depends upon how many of our shareholders elect cash versus stock.

DAVID COHEN: And is it the value of the cash determined of an averaging period of a certain number of days in the market or how the value is calculated?

FRANK LAUKIEN: Yes, the value will be—obviously details will be provided in the S4, but the value will be determined over a period of 30 days prior to closing, and I believe there is an additional mechanism when the banker has implemented where they randomly picked 20 of those 30 days, take an average. So the equivalent consideration in all stock or 75% stock, 25% cash will be provided based on that 20 random days average out of the 30 days prior to closing.

DAVID COHEN: Thank you. And secondly, Frank, I assume you are going to be Chairman although the press release just talked about the [Inaudible], is that correct?

FRANK LAUKIEN: That is correct. The intension is that I would be Chairman of the combined board and Martin Haase would be Vice Chairman there would be of the ten—there would be six independent directors three from each companies—three, three from each company.

DAVID COHEN: But I thought your figure was ten board members, that's right?

FRANK LAUKIEN: That is correct.

DAVID COHEN: But six plus two is eight.

FRANK LAUKIEN: Four are not considered independent and six are considered independent [Inaudible] is zero.

DAVID COHEN: And then also if you could just talk about locationally, are you going to be closing facilities, moving people to the base, centralizing in anyway, or you are going to keep running the business as it is from [Inaudible] ?

MARTIN HAASE: As Frank already mentioned that we really want to maintain the momentum on the operating companies, keep the entrepreneurial spirit as part of the merger, there will be no actions to close facilities. They are others looking ahead and trying to find synergies on the sales and marketing side.

FRANK LAUKIEN: I think the more combinations where we can help each other will be on international distribution. There are a number of international countries or smaller markets where either Bruker AXS or Bruker Daltonics is strong or reasonably strong and the other one isn't. So in those countries, we will try to assist each other in having the infrastructure for sales and service improved.

DAVID COHEN: Will Laura be moving to [Inaudible] ?

FRANK LAUKIEN: No, she will not. She will be living on an airplane as she has in the last few months.

DAVID COHEN: Thank you very much. Congratulations.

FRANK LAUKIEN: Thanks Dave.

OPERATOR: And your next question comes from Larry Neibor of Robert W. Baird. Please go ahead.

LARRY NEIBOR, ANALYST, ROBERT W. BAIRD: Thank you. Good morning.

LAURA FRANCIS: Good morning Larry.

LARRY NEIBOR: Is there a collar on this deal? I didn't see one mentioned in the press release.

FRANK LAUKIEN: No. There is not.

LARRY NEIBOR: Okay.

MARTIN HAASE: If you are feeling there's no floor, there is no collar.

LARRY NEIBOR: Right. So, assuming that the two family members take the maximum cash allocation, how many shares outstanding will there be without anyone else opting for the cash option?

LAURA FRANCIS: We've done the numbers. We've done the numbers assuming the two shareholders take cash and also that the minority shareholders' that do not include the five members take cash and in total that's approximately 85m shares that would be outstanding.

MARTIN HAASE: Okay. And Larry, maybe I'll just say, I think it's been, just want to clarify that—the two Laukien shareholders that are German tax-payers, they have to take the cash position because they have to pay exactly that amount in German, the equivalent of German capital gains tax which unfortunately comes due under—due to the this merger.

LARRY NEIBOR: Right, right. Now, in terms of this cross-selling, you talked about how you think this will help you in small international markets. What exactly would be the mechanism for cross-selling both—and the training for cross-selling in the larger European markets and in the US, between the two companies?

MARTIN HAASE: Larry, this is Martin. The cross-selling opportunity we see with major industrial accounts are currently two independent organizations trying to sell their respective proteomic systems. While we still maintain these specialized sales force, we will make sure that we better accrete our combined key account on a global basis.

LARRY NEIBOR: How?

MARTIN HAASE: Well, there's cross training. There will be key-account management. That's the one area and the other are is what Frank mentioned already that in international distribution we have areas where one of the companies is not that well presented, so the other will help them to penetrate the markets.

LARRY NEIBOR: Okay. Thank you. I will get back in line.

OPERATOR: Your next question comes from Kenneth Goldman of Lehman Brothers. Please go ahead.

KENNETH GOLDMAN, ANALYST, LEHMAN BROTHERS: Hi, good morning. Congratulations. Frank, could you speak a little bit about, sort of a more global picture for a moment now. I have one or two specific questions. But, I think, most importantly, what are the business opportunities in proteomics in general? Now you have a bigger company involved in proteomics investigation and in the short-term it looks like at least proteomics factories are struggling. Some are getting thin; some are going out of business. So, in the near-term, what is the outlook for this business segment in general looking at proteomics?

FRANK LAUKIEN: Yes, Ken. The—yeah, the business model of lots of big proteomics factories that, you know,—two years ago. That's not really—that's not really how we sell into proteomics today. proteomics, from the Bruker Daltonics perspective, is more than 50% of our life science systems revenue, funding worldwide from all sorts of stores have remained quite strong. But, you know, quite honestly we sell these systems one at a time or sometimes we sell a complete Proteineer system, which may have a multi-top source (ph) and an iron (ph) trap. But most of the sales are one or two or three systems at a time. It is relatively rare that we have packages of more than two or three systems and the model that we sell 50 systems as we have years ago to Geneprot, that's just very, very unlikely these days and that's not how we have sold in the last year and a half really and then nor do I believe that that will be (ph) something that will reoccur.

JOHN HULBURT: That one is very similar for Bruker AXS single or double systems and very much, as Frank said the funding base is highly diversified, not only in terms of regional funding but also in terms of government funding versus industrial funding. So, we have not seen, although the market appears to be a little bit weaker right now, really it's significant downturn and not a cyclical business in proteomics.

KENNETH GOLDMAN: Okay, but as far as Bruker Daltonics is concerned, there is no significant industrial customer base for the Mass Spect machines, right?

FRANK LAUKIEN: Well, of course there's a significant pharmaceutical and biotech industrial base, but we do not sell a lot into semiconductor or material's research. We do sell some into chemical and sort of advanced synthetic polymer companies, but it is a single-digit, it is less than 5% of our customers.

KENNETH GOLDMAN: Okay, and then one specific question. Besides, I guess we're all looking forward to some kind of guidance for the combined company, but my specific question is now having brought Bruker AXS and Bruker Daltonics together, what is going to be the selling relationship with the people selling Bruker BioSpin equipment?

MARTIN HAASE: Yeah, that's not fair. They are obviously, continue to be a separate private company that is not part of Bruker BioSciences, and so as you'll recall, Bruker Daltonics in some countries, which is probably by now less than 5% of our revenue sells—has its arm-length distributor, a local Bruker BioSpin Company, and that continues. But Bruker BioSpin, the private company is not part of Bruker BioSciences obviously.

KENNETH GOLDMAN: But are there cross-selling opportunities?

FRANK LAUKIEN: There could be cross-selling opportunities there as well. Clearly, that's not something that is as readily accessible as it is between, you know, the two companies, Bruker AXS and Bruker Daltonics that are merging here.

KENNETH GOLDMAN: Okay, and lastly, would be giving some kind of financial guidance?

LAURA FRANCIS: In terms of the guidance that we are providing, as I said, the deal is not dilutive when you compare it to Bruker Daltonics' previous guidance on the bottom line of $0.11 to $0.14 per share.

KENNETH GOLDMAN: Okay, thank you.

OPERATOR: And your next question comes from Gabe Hoffman of Occipital (ph) Capital Management. Please go ahead.

GABE HOFFMAN, ANALYST, OCCIPITAL CAPITAL MANAGEMENT: Hi, I'm a recently new shareholder of Bruker AXS. I was just curious, what current criteria did JP Morgan use in determining the transaction price being fair to Bruker AXS shareholders?

LAURA FRANCIS: As JP Morgan went through their analysis, they looked at comparable transactions over the last 6 to 12 months, the intrinsic value of the company, looked at the forecasted company together, and as you can guess, it was a hard negotiation.

GABE HOFFMAN: What comparable transactions specifically?

LAURA FRANCIS: I don't have that information for you, but it's something I certainly could follow up with it.

GABE HOFFMAN: Okay, because I'm just looking at the price proposed of just over a $100m and wondering, with 52m in cash and slightly north of a 104m in 2002 sales, the enterprise value ascribed to Bruker AXS is one-half of sales. And was just curious as to which comparable transactions have taken place recently with similar companies at an enterprise value of, you know, half sales?

LAURA FRANCIS: They looked at sales. They also looked at EBIT. They looked at EBITDA, They looked at comparable premium. So, there were a lot of factors that went in to that negotiation process.

GABE HOFFMAN: Okay, thank you. I will follow up off line on that. Thank you.

LAURA FRANCIS: Thank you.

OPERATOR: Your next question comes from Sarah Michelmore of SG Cowen, please go ahead.

SARAH MICHELMORE, ANALYST, SG COWEN: Thank you. Good morning.

FRANK LAUKIEN: Good morning Sarah.

SARAH MICHELMORE: Just a couple of quick detailed questions. Laura, you had mentioned that there were some immediate cost savings you expected to be realized through some of the reduction in duplicate public company cost. Was that the 1.5m to 2m that Frank was referring to in his comments?

LAURA FRANCIS: Correct.

SARAH MICHELMORE: Okay. And as far as the cash flow from operations, I just misunderstood what you said; you said $15m cash flow from operations in 2003 for the combined company?

LAURA FRANCIS: I said cash flow—operating cash flow minus capital expenditure; so, free cash flow.

SARAH MICHELMORE: Okay. And that's assuming—okay, that's a pro forma number for 2003?

LAURA FRANCIS: Correct. Just to be clear on your previous point Sarah, we expect to start to see the impact of synergies from eliminating duplicate public company cost in Q4, but presumably they'll really start to kick in—excuse me, in Q4 of 2003, we will see them coming in 2004 more fully.

SARAH MICHELMORE: Okay. So, that is the cost savings in sum that you would expect from that?

LAURA FRANCIS: From the public company cost, we also have streamlining of our processes for support functions that we believe will provide additional value into 2004 and 2005.

SARAH MICHELMORE: So, that $2m to $4m cost savings by "05 would include that 1.5m to 2m then?

LAURA FRANCIS: Correct.

SARAH MICHELMORE: Okay, and then lastly, can you just—one last number, what will be the insider ownership of the combined company on a percentage basis?

LAURA FRANCIS: I believe we have estimated approximately 75%.

JOHN HULBURT: If we did the pro forma where all minority AXS shareholders elected to 25% cash, the Laukien ownership, currently for Daltonics is in the high 70%, low 80% after the new combined company, they will drop to the 75%, 76%.

SARAH MICHELMORE: Okay, and if the minority shareholder's take all stock, obviously, that will be slightly lower?

JOHN HULBURT: Exactly.

SARAH MICHELMORE: Okay, great. Thank you very much.

JOHN HULBURT: Thank you.

OPERATOR: Your next question comes from Karen Venguju (ph) of Bank Dorje (ph). Please go ahead.

KAREN BENGIGI, ANALYST, BANK DORJE: Hi, it's Karen Bengigi (ph). I just wanted to get clarification on the exchange ratio. Basically, were we to choose 100% stock, we would get that, we would not be [paraded] to receive automatically some cash. Is that correct?

FRANK LAUKIEN: That is correct. We suspect that most shareholders, obviously, every Bruker AXS shareholder has the option.

KAREN BENGIGI: Okay.

FRANK LAUKIEN: We assumed that most will take all stock.

KAREN BENGIGI: Okay. So, it is really just an option, it's not an actual [inaudible] at everybody. Okay.

FRANK LAUKIEN: No, it's absolutely an option. We conceived—we have conceived and we look at this as an all-stock deal.

KAREN BENGIGI: Okay.

FRANK LAUKIEN: We've come up with basically giving shareholders of both companies the ability to then hopefully have their Bruker BioSciences shares appreciate when capital markets improve and hopefully the benefits of the merger becomes [Inaudible].

KAREN BENGIGI: Yeah. Okay, great. Well, good luck with everything.

FRANK LAUKIEN: Thank you.

OPERATOR: Your next question comes from John Sullivan of...

FRANK LAUKIEN: Operator, we cannot hear you.

OPERATOR: Your next question comes from John Sullivan of Stephens. Please go ahead sir.

JOHN L. SULLIVAN, ANALYST, STEPHENS INC.: Hey guys, how are you?

FRANK LAUKIEN: Good. Thank you.

JOHN L. SULLIVAN: Just a couple of real quick ones. Can you just talk about, from a sales and application support force standpoint, what's the total number of life science and research sales people? So, if you set aside chemical detection on one hand and industrial on the other, how many sales people will you have calling on life science accounts and how many applications support people in the combined entity?

MARTIN HAASE: It's difficult to say, at Bruker AXS, life science business is in the 30% to 40% range and for Daltonics, it's 80%, I would guess the entire force supporting that, very careful guess, it's around application sciences by sales force, definitely above 100.

JOHN L. SULLIVAN: Okay, and so I'm just trying to understand a little better, what the benefits are in the distribution channels, specifically with that group of customers? Do you—

FRANK LAUKIEN: I think, from a Daltonics perspective, if I may take that view, the number of people, the sales and support people supporting the life sciences goes up by probably 50% to 60%. If you look at it from the AXS perspective, the number of sales people calling on life science accounts more than double.

JOHN L. SULLIVAN: Right, and when you look at the specific individuals or the specific functions that are called on by your sales and application support folks in life science research, are they usually the same function? I'm trying to get some sense of how much overlap versus how much depth that's being acquired here?

FRANK LAUKIEN: I think you'll still have experts; absolutely you'll have a Bruker Daltonics sales force that's focused on our life science systems. With some cross training and ability in terms of lead generation and so on for the x-ray business, although they won't do an x-ray sale; they'll turn that over to their Bruker AXS x-ray experts. But, they'll just make sure that they'll keep an eye open for cross selling or even package deal opportunities for lead generation in the most basic case. Did that answer your question or was there another question going there?

JOHN L. SULLIVAN: Yeah. That helps very much, thank you very much.

MARTIN HAASE: I think, from my side, I could add that having both sales forces also understanding the other technology little better will definitely increase our visibility in the life science market, but also in the other market. So, the number of leads we may generate will increase, and we have more power to qualify those.

JOHN L. SULLIVAN: Okay, I appreciate that. Okay, and then my last question is, were there specific opportunities or shifts in the way you saw customers using your products that were behind doing the deal now, as opposed to at another point in time?

FRANK LAUKIEN: Well, it's sort of a steady, continuous process. You know, initially proteomics was just, you know, identifying proteins. Then people on the mass spectrometry side want more and more detailed information, they want more sequence coverage, they want to identify and localize both translational modification and I think, there is a general trend towards more information-rich technology to—and a little bit away from, you know, gathering millions of data points towards getting really, really detailed information on, for instance, on drug targets. I think that more detailed, in-depth research is an academic trend; it's a scientific trend, it's certainly is also a trend in the pharmaceutical and biotech industry, they now have thousands of targets. What can they do with them and which ones do they want to really develop into, which ones are druggable targets, which do they really want to go into a project, where in the end they may, say, spend the, whatever, $500m or $800m to bring out a drug or working to garner or get enough information on their target and the interaction of the target with some potential drug early on that they can fail it early on and less expensively if it's ultimately—is not going to be a successful drug. I think all of those trends towards information-rich high success proteomics, very much support the combination of not only the broad proteomics identification tool by mass spectrometry, but the more detailed information you can get with a latest MS/MS like a TOF/TOF mass spectrometer or the much more detailed information you can get when you look at three dimensional structures of a protein or how a protein interacts with another protein or a small drug molecule. So, I think it's not one event that triggers this, but I think the trends are very much, the technological and scientific and drug discovery and development trends are very much in support of this combination of technology platforms and products.

JOHN L. SULLIVAN: Okay, thank you very much.

FRANK LAUKIEN: You are welcome John.

OPERATOR: And your next question comes from David Cohen of Farallon. Please go ahead sir.

DAVID COHEN: Yeah, I had a few follow on questions. One is the 85m, I can't really get to that. I thought AXS has 56.2m shares and if you do 75% of that taking 0.63, you get to more like 82m shares. Just wondered where you were doing options adjusted or something?

FRANK LAUKIEN: We said approximately—

LAURA FRANCIS: We took approximately 56m shares multiplied by 0.63. But then we took out shares for the impact of those people taking cash consideration.

DAVID COHEN: Okay. And also the cash, you said cash would be $75m and debt by my calculation is something at $35m, is that correct?

LAURA FRANCIS: Yeah, and we are estimating $75m to $85m. because that depends upon how much cash people take versus stock and the price of the closing.

DAVID COHEN: And how much debt would you have?

LAURA FRANCIS: If you look at December 31st and the combined company had approximately total debt of $35m.

DAVID COHEN: And what will be the plan on share repurchase going forward, are (ph) you doing quite a big share repurchases as part of the transaction? But wondered what the strategy was going forward?

FRANK LAUKIEN: Really unclear right now. There is no specific plan. Obviously, the new Board of Directors of Bruker BioSciences after the closing will have to assess that. And I would not want to speculate on what the new Board of Directors of Bruker BioSciences will think about that. There is no plan in place at this point in that direction and obviously, one question that—that haven't been asked, but recently neither company did a lot of share repurchases in the hindsight, you all know that we couldn't because, obviously, as a part of the negotiation, we were in possession of material insider information and therefore could not continue our share repurchase program in the last three or four months as these special committees were in negotiations.

DAVID COHEN: Okay.

LAURA FRANCIS: In addition, the insider had to seek their 10B5-1 plans as well.

DAVID COHEN: And most of the shareholder votes—will they just be a majority vote or will (ph) they vote for minorities?

FRANK LAUKIEN: No, it's a majority of vote. It's an overall vote.

DAVID COHEN: And given that you already have been more than 50% in favor, why do you actually even need to do, assume it will be, proxy will be voted but there won't be a shareholder meeting. Just an information proxy.

FRANK LAUKIEN: I believe there will be shareholder meetings.

DAVID COHEN: And you think the vote is at 50% of the outstanding votes or something?

FRANK LAUKIEN: You mean the voter turnout or—?

DAVID COHEN: The vote required to vote in favor of the transaction?

FRANK LAUKIEN: Correct, I believe that is the understanding.

DAVID COHEN: Okay. I think also in that you just turn information proxy and interrupt shareholder meetings, if that's the case? Also wondered if you could just give—.

FRANK LAUKIEN: I believe,—obviously defer to our attorneys on both sides, but my understanding is that there will be a special shareholder meeting of Bruker AXS and a regular shareholder meeting of Bruker Daltonics at which, these will be come up for decision that the merger will be up for decision.

DAVID COHEN: Do you need any regulatory approval rather than anti-trust in the US, do you need to EU approval or anything?

FRANK LAUKIEN: We believe we need a Hart-Scott-Rodino filing, obviously an SEC S4 proxy will be filed shortly and we believe there are no other regulatory hurdles to this deal.

DAVID COHEN: So, the transaction should be able to close some time in June or something if all goes well?

FRANK LAUKIEN: June, July, yeah—in that range.

DAVID COHEN: Fine. Also just on management side, if you can just talk, will Martin just keep focusing on the existing AXS businesses and Frank, you primarily on the Mass Spect business if you could just give a little bit of on the update on how you see people focusing their time?

MARTIN HAASE: Yeah, the plan is set both of us will continue to focus on their respective businesses we were in before, which is Daltonics for Frank and Bruker AXS business for myself, Laura will have a little bit more responsibility on the financial side, but we will still run the Bruker AXS financials and so does John fully look at Daltonics. We definitely also save on resources on the public side. So, as Frank and Laura and I and John representing at investor conferences, we will continue that. We will hope it less travel and we have now four share, for resources to share.

FRANK LAUKIEN: But, also in addition to that to focusing on the strong operating businesses that you said, David, you know, both Martin and John and Laura will also be involved in the overall business in each of the two operating companies looking at organic growth opportunities, their best practices and the productivity improvement and so on and moreover as we also think of the Bruker BioSciences as a potentially better platform for potential additional synergistic acquisitions. I believe the management team will be—the management team of Bruker BioSciences will be very much involved in that process.

DAVID COHEN: That's correct. And then lastly, I just wonder if you could give an update on business or is that possible that to?

FRANK LAUKIEN: As far as we can see, I mean the first quarter it's—you know it's barely over, but I think where we have no revisions to our guidance, we believe the first quarter was all right.

MARTIN HAASE: [And for] Bruker AXS.

DAVID COHEN: Thank you very much.

FRANK LAUKIEN: Thank you.

OPERATOR: And your next question comes from Jason Aria (ph) of [Java] Equities. Please go ahead.

JASON ARYA, ANALYST, JAVA EQUITIES: Good morning gentlemen. Couple of questions. Frank, as shareholders of both companies, I think this is unbiased, I was also somewhat concerned by maybe, the press valuation, precedent was sending, valuing AXS at—on an enterprise value about, gentlemen was right about, one half time sales and I am just wondering what message that can conveys to the market of the combined companies value, I mean, I know when you came public everyone was saying ten times sales and clearly that's significantly ratcheted down and maybe somewhat appropriately, but half time sales for business with AXS's gross margins seems excessively and extensive and again I am just wondering what that tells the market about the combined companies and maybe if you can give us some idea, what you think the combined companies and, maybe, if you can give us some idea, what do you think the combined company might be worth on that type of evaluation metrics?

FRANK LAUKIEN: Well, I think you are hitting on the spot here that which is, we both management teams and board are very concerned, with their respective valuation and, in particular, since the valuations for both companies have trended down again in the last three or four months, which we believe to some extend has to do with the fact that our slowed liquidity, market cap, and so on for some large institutional investors, it's perhaps on the lower side.

JASON ARYA: Yeah.

FRANK LAUKIEN: But we believe, we would like to believe, we believe that may be the markets are not working perfectly for these small micro caped public companies in our space, given the present very bearish mood that is out there and even though, we are growing rapidly on both sides, growing 20% currency adjusted, operating profitability, EBITDA is increasing very rapidly for both companies, but I think we are in some cases, a little bit off the radar screen. And so, quite honestly, the valuation of both companies, even if you look at industry comparables is not satisfactory to us and to the Board of Directors, and that's of both companies, and that certainly has played role which is also, the key here is, would one do this deal for either side on an all cash basis and then be locked into the present low valuation, no, but it's an all stock deal with a cash option that promotes, shareholders that's an all stock deal, with the idea of unlocking some of the,—what we believe are perhaps market inefficiencies that discriminate a little bit in valuation against micro caps and by creating a mid sized entity in our space. Creating more shareholder liquidity with a combined public company. Hopefully, we can get a little bit more visibility for what we think our evaluation should be based on growth momentum on EBITDA growth, on cash flow, and so on. And obviously, shareholders of both companies will participate, if this is the direction that our stock will be taking and if there is a supportive general NASDAQ environment, obviously, then we believe, that we can unlock some shareholder values for both companies without locking shareholders from either company into the presently very low evaluations that are given by the public stock markets.

JASON ARYA: Okay, I think that's very fair. Two others, brief questions, Frank, I guess one of them, may be more general question. With, regarding AXS and I guess, somewhat Daltonics, do you think that there is any in the valuation bias against the company being seen maybe, perhaps, as not a US corporation, are we getting hit some how in being viewed as, maybe, a German corporation. I guess, my last question may be for Laura, just can you give us an estimate of the combined fully diluted shares of the combined company?

LAURA FRANCIS: To answer your last question, on the fully diluted shares, like I said, it depends upon what the cash impact actually is, but we are estimating approximately 85m shares. And can you state your first question?

JASON ARYA: Yeah, I was just wondering, if Frank could may be address what, if there is some sort of bias against?

LAURA FRANCIS: Yeah, I can at least answer that from the AXS side, I don't think that's ever been brought up, at least, to me from an investor as it concerned,—that's actually the first time, I've heard that question and we do see ourselves as a global company, actually, with headquarters in the US.

JASON ARYA: Great. Thank you and congratulations.

FRANK LAUKIEN: Thank you.

OPERATOR: Once again ladies and gentlemen, if you do have a question or comment, please key star one. You have a follow-up question from John Sullivan of Stephens. Please go ahead sir.

JOHN L. SULLIVAN: Hi guys, when you look at the combined entity now and you think about the work flow, the emphasis towards more structural information and all that. Is there a natural integrated system that combines technologies of Daltonics and Bruker AXS as you spend your R&D money that you will be working on, just see if you can just kind of give us some sense of what could happen.

FRANK LAUKIEN: Well, that's a very good question and obviously we don't discuss what we are doing in R&D and what future products we may come out with. So I am afraid we cannot give you a lot of satisfying details on what are some of the R&D synergies might be, but we do some synergies. I don't mean to imply that we will come out with a black box next year, that first has thus topped off, then FGMS and an x-ray analysis, it's not going to be something like that. But we do nevertheless the potential for technological synergies and some potential R&D, joint R&D opportunities, but that's probably as far as I would want to take this.

JOHN L. SULLIVAN: Okay, thank you.

FRANK LAUKIEN: You're welcome.

OPERATOR: And we have a follow-up question from David Cohen of Farallon. Please go ahead sir.

DAVID COHEN: Apologies for the questions. Just one last question was just if you could comment a bit about the systems and the IT integration, anything that's going to be difficult or over complicated there.

JOHN HULBURT: David, this is John. From an IT side, currently Bruker AXS has implemented kind of an SAP platform throughout the whole company, and I guess they finished it in January in the US. So, from an IT side, Daltonics will probably be following the same platform, they have one worldwide SAP platform and other synergies from IT.

DAVID COHEN: So you don't see any complication, any problems in combining the two operations?

JOHN HULBURT: Well, its not push-button as even at Bruker AXS, the international office is in the Netherlands and in Japan, still need to be put on the SAP platform mid-year in the Netherlands and January 1st of 2004 in Yokohama, Japan and Daltonics were also on track to implement it in all of our sales organizations, country organizations this year and in the large German operation as of January 1, 2004. So, things are well under way, but no, it's not that Laura or I will push a button on whenever the closing date is and have worldwide integrated information that still, the same prophesies that we have had so far, as public companies are just combined. But there is certainly already things are in place to have a, be close to having an integrated financial system in early 2004.

FRANK LAUKIEN: That's why we will see most of the synergies coming around in 2004, near the end of 2003, so that it won't come right on board upon the merger.

DAVID COHEN: Thank you very much.

OPERATOR: There are no further questions at this time sir.

FRANK LAUKIEN: Then, we would like to thank all of you for participating in our conference call this morning. Thank you very much.

OPERATOR: Ladies and gentlemen this concludes your Bruker Daltonics and Bruker AXS Merger Conference Call. Thank you for your participation. You may disconnect now.